Exhibit 99.1

FOURTH QUARTER 2013
EARNINGS RELEASE

ROYAL BANK OF CANADA REPORTS FOURTH QUARTER AND RECORD 2013 RESULTS

All amounts are in Canadian dollars and are based on our audited Annual and unaudited Interim Consolidated Financial Statements for the year and quarter ended October 31, 2013 and related notes prepared in accordance with International Financial Reporting Standards (IFRS). Our 2013 Annual Report (which includes our audited annual Consolidated Financial Statements and accompanying Management’s Discussion & Analysis), our 2013 Annual Information Form and our Supplementary Financial Information are available on our website at rbc.com/investorrelations.

TORONTO, December 5, 2013 – Royal Bank of Canada (RY on TSX and NYSE) today reported record net income of $8.4 billion for the year ended October 31, 2013, up $890 million or 12% from the prior year. Our results were driven by record earnings in Personal & Commercial Banking, Wealth Management and Capital Markets, as well as higher earnings in Investor & Treasury Services.

Net income for the fourth quarter ended October 31, 2013 was $2.1 billion, up 11% from the prior year reflecting strong growth in Capital Markets and Personal & Commercial Banking, and higher earnings in Investor & Treasury Services.

“With solid fourth quarter earnings of more than $2 billion, RBC delivered record earnings of $8.4 billion in 2013. These results build on our financial strength, diversified business mix and ability to serve clients across many products, markets and geographies,” said Gordon M. Nixon, RBC President and CEO. “We believe our domestic leadership and focus on global growth position us well to deliver sustainable earnings growth and build long-term value.”

2013 compared to 2012

•    Net income of $8,429 million (up 12% from $7,539 million)

•    Diluted earnings per share (EPS) of $5.54 (up $0.61 from $4.93)

•    Return on common equity (ROE) of 19.4% (up from 19.3%)

•    Basel III Common Equity Tier 1 (CET1) ratio of 9.6%

Q4 2013 compared to Q4 2012 • Net income of $2,119 million (up 11% from $1,911 million) • Diluted EPS of $1.40 (up $0.15 from $1.25) • ROE of 18.6% (down from 18.7%)

2013 Performance

Earnings of $8,429 million were up $890 million, or 12% from the prior year. This reflects record earnings in Personal & Commercial Banking, up 9%, driven by solid volume growth in Canadian Banking along with improved credit quality; record earnings in Wealth Management, up 18%, due to higher average fee-based client assets and higher transaction volumes; and record earnings in Capital Markets, up 8%, reflecting strong growth in our corporate and investment banking businesses, partially offset by lower trading revenue. This increase was also due to higher earnings in Investor & Treasury Services driven by improved business performance and a loss in the prior year related to the acquisition of the remaining 50% interest of RBC Dexia Investor Services. Our Insurance earnings were down 16% largely reflecting a charge of $160 million ($118 million after-tax) as a result of proposed legislation in Canada, which would affect the policyholders’ tax treatment of certain individual life insurance policies(1).

Q4 2013 Performance

Earnings of $2,119 million were up $208 million or 11% from the prior year, driven by strong growth in our corporate and investment banking businesses, higher earnings in Canadian Banking reflecting solid volume growth of 7%, higher average fee-based client assets in Wealth Management and improved business performance in Investor Services. A lower effective tax rate, largely reflecting a $124 million income tax adjustment related to prior years, and lower provisions for credit losses (PCL) also contributed to the increase. These factors were partially offset by a charge of $118 million after-tax in Insurance related to the proposed legislation in Canada as noted above.

Earnings were down $185 million or 8% from the prior quarter, as strong growth in our investment banking businesses and volume growth across all our Canadian Banking businesses were more than offset by the charge in Insurance as noted above, higher PCL, and moderate spread compression.

Q4 2013 Business Segment Performance

Personal & Commercial Banking net income of $1,081 million increased $47 million or 5% from last year, largely due to earnings growth of 7% in Canadian Banking reflecting solid volume growth of 7% which includes the contribution of our Ally Canada acquisition, and lower PCL in our Canadian portfolios. Compared to last quarter, net income decreased $99 million or 8%, as higher volume growth across all our Canadian businesses was more than offset by higher PCL in our Canadian and Caribbean banking portfolios, a provision related to post-employment benefits and restructuring charges in the Caribbean, and moderate spread compression.

Wealth Management net income of $205 million was relatively flat compared to the prior year, as higher average fee-based client assets, reflecting net sales and capital appreciation were more than offset by higher PCL on a few accounts, and lower transaction volumes. Compared to the prior quarter, net income decreased $31 million or 13% as higher average fee-based client assets were more than offset by higher PCL and a higher effective tax rate.

(1)	As previously announced on November 14, 2013. For further information about the charge, refer to the Non-GAAP measures section on page 10 of this Earnings Release.

Insurance net income of $107 million decreased $87 million or 45% from last year, and $53 million or 33% from the last quarter, primarily due to the charge of $118 million after-tax related to the proposed legislation in Canada as noted above. Excluding this charge, earnings were up $31 million or 16%(1) from the prior year, and up $65 million or 41%(1) from the prior quarter, mainly due to favourable actuarial adjustments and a gain on the sale of our Canadian travel agency insurance business.

Investor & Treasury Services net income of $92 million increased $20 million or 28% compared to the prior year, largely due to improved business performance in Investor Services and continued benefits from our ongoing focus on efficiency management activities. Compared to the prior quarter, net income decreased $12 million or 12% due to lower securities lending as the prior quarter was favourably impacted by seasonally higher securities lending.

Capital Markets net income of $472 million increased $62 million or 15% from last year, mainly due to strong growth in our corporate and investment banking businesses primarily from loan syndication in the U.S., the favourable impact of a stronger U.S. dollar, and lower PCL, partially offset by higher litigation provisions and related legal costs. Compared to the prior quarter, net income increased $84 million or 22%, mainly due to strong growth in loan syndication activities and higher debt origination. Higher trading revenue also contributed to the increase. These factors were partially offset by higher litigation provisions and related legal costs along with higher variable compensation reflecting improved results.

Corporate Support net income was $162 million largely reflecting net favourable tax adjustments including a $124 million income tax adjustment related to prior years, and asset/liability management activities.

Capital – As at October 31, 2013, Basel III CET1 ratio was 9.6%, up 40 basis points (bps) compared to last quarter, driven by solid internal capital generation.

Credit Quality – Total PCL of $335 million decreased $27 million or 7% from a year ago, mainly due to lower PCL in Capital Markets and Canadian Banking business lending and credit card portfolios. Total PCL increased $68 million from the prior quarter, mainly due to higher PCL in both our Canadian Banking and Caribbean portfolios and PCL on a few accounts in Wealth Management. PCL ratio of 0.32% decreased 5 bps compared to the prior year and increased 6 bps compared to last quarter.

(1)	Results excluding the charge related to proposed legislation in Canada affecting certain individual life insurance policies are non-GAAP measures. For further information, including a reconciliation, refer to the Non-GAAP measures section on page 10 of this Earnings Release.

Selected financial and other highlights

	As at or for the three months ended						For the year ended
(Millions of Canadian dollars, except per share, number of and percentage amounts)	October 31 2013		July 31 2013		October 31 2012		October 31 2013		October 31 2012
Continuing operations
Total revenue	$7,970		$7,218		$7,518		$30,867		$29,772
Provision for credit losses (PCL)	335		267		362		1,239		1,301
Insurance policyholder benefits, claims and acquisition expense (PBCAE)	878		263		770		2,784		3,621
Non-interest expense	4,164		4,001		3,873		16,227		15,160
Net income before income taxes	2,593		2,687		2,513		10,617		9,690
Net income from continuing operations	2,119		2,304		1,911		8,429		7,590
Net loss from discontinued operations	-		-		-		-		(51)
Net income	$2,119		$2,304		$1,911		$8,429		$7,539
Segments - net income (loss) from continuing operations
Personal & Commercial Banking	$1,081		$1,180		$1,034		$4,438		$4,088
Wealth Management	205		236		207		899		763
Insurance	107		160		194		597		714
Investor & Treasury Services	92		104		72		343		85
Capital Markets	472		388		410		1,710		1,581
Corporate Support	162		236		(6)		442		359
Net income from continuing operations	$2,119		$2,304		$1,911		$8,429		$7,590
Selected information
Earnings per share (EPS) - basic	$1.41		$1.54		$1.26		$5.60		$4.98
- diluted	1.40		1.52		1.25		5.54		4.93
Return on common equity (ROE) (1) (2)	18.6%		20.9%		18.7%		19.4%		19.3%
Selected information from continuing operations
EPS - basic	$1.41		$1.54		$1.26		$5.60		$5.01
- diluted	1.40		1.52		1.25		5.54		4.96
ROE (1) (2)	18.6%		20.9%		18.7%		19.4%		19.5%
PCL on impaired loans as a % of average net loans and acceptances	0.32%		0.26%		0.37%		0.31%		0.35%
Gross impaired loans (GIL) as a % of loans and acceptances	0.52%		0.50%		0.58%		0.52%		0.58%
Capital ratios and multiples
Common Equity Tier 1 (CET1) ratio (3)	9.6%		9.2%		n.a.		9.6%		n.a.
Tier 1 capital ratio (3)	11.7%		11.3%		13.1%		11.7%		13.1%
Total capital ratio (3)	14.0	X	13.7	X	15.1	X	14.0	X	15.1	X
Assets-to-capital multiple (3) (4)	16.6%		16.8%		16.7%		16.6%		16.7%
Selected balance sheet and other information
Total assets	$860,819		$851,304		$825,100		$860,819		$825,100
Securities	182,718		174,302		161,611		182,718		161,611
Loans (net of allowance for loan losses)	408,666		402,220		378,244		408,666		378,244
Derivative related assets	74,822		77,846		91,293		74,822		91,293
Deposits	558,480		546,213		508,219		558,480		508,219
Common equity	43,939		42,614		39,453		43,939		39,453
Average common equity (1)	43,350		42,200		38,850		41,650		37,150
Risk-weighted assets (RWA)	318,980		314,804		280,609		318,981		280,609
Assets under management (AUM)	391,100		376,900		343,000		391,100		343,000
Assets under administration (AUA) (5)	4,050,900		3,906,100		3,653,300		4,050,900		3,653,300
Common share information
Shares outstanding (000s) - average basic	1,440,911		1,443,350		1,444,189		1,443,735		1,442,167
- average diluted	1,462,728		1,465,991		1,469,304		1,466,529		1,468,287
- end of period	1,441,056		1,440,178		1,445,303		1,441,056		1,445,303
Dividends declared per share	$0.67		$0.63		$0.60		$2.53		$2.28
Dividend yield (6)	4.0%		4.1%		4.4%		4.0%		4.5%
Common share price (RY on TSX)	$70.02		$64.16		$56.94		$70.02		$56.94
Market capitalization (TSX)	100,903		92,402		82,296		100,903		82,296
Business information from continuing operations (number of)
Bank branches	1,372		1,368		1,361		1,372		1,361
Automated teller machines (ATMs)	4,973		5,043		5,065		4,973		5,065
Period average US$ equivalent of C$1.00 (7)	$0.960		$0.963		$1.011		$0.977		$0.997
Period-end US$ equivalent of C$1.00	$0.959		$0.974		$1.001		$0.959		$1.001

(1)	Average amounts are calculated using methods intended to approximate the average of the daily balances for the period. This includes ROE and Average common equity. For further details, refer to the How we measure and report our business segments section of our 2013 Annual Report.
(2)	These measures may not have a standardized meaning under generally accepted accounting principles (GAAP) and may not be comparable to similar measures disclosed by other financial institutions. See the Key performance and Non-GAAP measures section of this Earnings Release, our Q4 2013 Supplementary Financial Information and our 2013 Annual Report for additional information.
(3)	Effective the first quarter of 2013, we calculate capital ratios and Assets-to-capital multiple using the Basel III framework. The capital ratios are calculated on the “all-in” basis. The prior periods’ capital ratios and Assets-to-capital multiple were calculated using the Basel II framework. Basel III and Basel II are not directly comparable. The CET1 ratio is a new regulatory measure under the Basel III framework. The CET1 ratio is not applicable (n.a.) for some prior periods as Basel III was adopted prospectively, effective the first quarter of 2013. For further details, refer to the Capital management section of our 2013 Annual Report.
(4)	Effective the first quarter of 2013, Assets-to-capital multiple is calculated on a transitional basis as per the Office of the Superintendent of Financial Institutions (OSFI) Capital Adequacy Requirements (CAR) Guideline.
(5)	Includes AUA from Investor Services and $32.6 billion (July 31, 2013 – $33.3 billion, October 31, 2012 – $38.4 billion) of securitized mortgages and credit card loans.
(6)	Defined as dividends per common share divided by the average of the high and low share price in the relevant period.
(7)	Average amounts are calculated using month-end spot rates for the period.
n.a	Not applicable.

Personal & Commercial Banking

	As at or for the three months ended
(Millions of Canadian dollars, except number of and percentage amounts and as otherwise noted)	October 31 2013	July 31 2013	October 31 2012
Net interest income	$2,404	$2,445	$2,302
Non-interest income	955	977	927
Total revenue	3,359	3,422	3,229
PCL	276	226	298
Non-interest expense	1,624	1,605	1,526
Net income before income taxes	1,459	1,591	1,405
Net income	$1,081	$1,180	$1,034

Revenue by business
Personal Financial Services	$1,776	$1,812	$1,680
Business Financial Services	750	781	742
Cards and Payment Solutions	634	628	598
Canadian Banking	3,160	3,221	3,020
Caribbean & U.S. Banking	199	201	209

Key ratios
ROE	27.8%	31.6%	32.8%
Net interest margin (NIM) (1)	2.76%	2.83%	2.82%
Efficiency ratio (2)	48.3%	46.9%	47.3%
Operating leverage	(2.4)%	(2.7)%	2.1%
Selected average balance sheet information
Total assets	$363,200	$360,100	$340,500
Total earning assets (3)	345,800	342,500	325,000
Loans and acceptances (3)	345,000	341,600	323,700
Deposits	268,200	264,400	250,200
Attributed capital	15,100	14,550	12,300
Risk capital	10,450	9,900	8,450
Other information
AUA (4)	$192,200	$185,800	$179,200
AUM	3,400	3,300	3,100
Number of employees (FTE)	37,997	38,599	38,231
Effective tax rate	25.9%	25.8%	26.4%
Credit information
Gross impaired loans as a % of average net loans and acceptances	0.54%	0.53%	0.56%
PCL on impaired loans as a % of average net loans and acceptances	0.32%	0.26%	0.37%

Canadian Banking
Total revenue	$3,160	$3,221	$3,020
PCL	250	213	269
Non-interest expense	1,417	1,432	1,357
Net income before income taxes	1,493	1,576	1,394
Net income	$1,102	$1,163	$1,027
Key ratios
ROE	34.8%	38.4%	41.1%
NIM (1)	2.70%	2.77%	2.74%
Efficiency ratio (2)	44.8%	44.5%	44.9%
Operating leverage	0.2%	(3.5)%	1.8%
Other information
Number of employees (FTE)	31,956	32,384	31,787
Effective Tax Rate	26.2%	26.2%	26.3%
Credit information
Gross impaired loans as a % of average net loans and acceptances	0.35%	0.33%	0.36%
PCL on impaired loans as a % of average net loans and acceptances	0.29%	0.25%	0.34%

(1)	Calculated as net interest income divided by average total earning assets. For further discussion on NIM, see How we measure and report our business segments in our 2013 Annual Report.
(2)	Efficiency ratio is calculated as non-interest expense divided by total revenue.
(3)	Average total earning assets and average loans and acceptances include average securitized residential mortgages and credit card loans for the three months ended October 31, 2013 of $53.9 billion and $7.2 billion, respectively (July 31, 2013 – $52.5 billion and $6.8 billion; October 31, 2012 – $44.9 billion and $7.3 billion).
(4)	AUA includes securitized residential mortgages and credit card loans as at October 31, 2013 of $25.4 billion and $7.2 billion respectively (July 31, 2013 – $26.5 billion and $6.8 billion; October 31, 2012 – $31.0 billion and $7.4 billion).

Q4 2013 vs. Q4 2012

Net income of $1,081 million increased $47 million or 5% from last year, largely due to earnings growth of 7% in Canadian Banking reflecting solid volume growth across all our businesses including our acquisition of Ally Canada, which contributed $27 million net of integration and intangible amortization costs of $13 million ($9 million after-tax). Lower PCL in our Canadian Banking portfolios also contributed to the increase. These factors were partially offset by moderate spread compression, and a $40 million ($31 million after-tax) provision related to post-employment benefits and restructuring charges in the Caribbean.

Total revenue increased $130 million or 4%, reflecting solid volume growth across all our Canadian businesses including higher mutual fund distribution fees and our acquisition of Ally Canada, which contributed $70 million. These factors were partially offset by moderate spread compression.

Net interest margin decreased 6 bps from the previous year, mainly due to lower spreads reflecting the continued low interest rate environment and competitive pricing.

PCL decreased $22 million or 7%, and the PCL ratio decreased 5 bps, primarily due to lower provisions in our Canadian Banking business lending and credit card portfolios.

Non-interest expense increased $98 million or 6%, largely due to a $40 million ($31 million after-tax) provision related to post-employment benefits and restructuring charges in the Caribbean as noted above. Our acquisition of Ally Canada, including integration and intangible amortization costs, contributed $29 million of the increase. These factors were partially offset by continued benefits from our ongoing focus on efficiency management activities.

Q4 2013 vs. Q3 2013

Net income decreased $99 million or 8% compared to the previous quarter, as higher volume growth across all our Canadian businesses was more than offset by higher PCL in our Canadian Banking and Caribbean Banking portfolios, a $40 million ($31 million after-tax) provision related to post-employment benefits and restructuring charges in the Caribbean as noted above, and moderate spread compression.

Net interest margin decreased 7 bps from the previous quarter as the prior quarter was favourably impacted by fair value purchase accounting adjustments related to our acquisition of Ally Canada of 3 bps and the reversal of accounting volatility of 2 bps. Competitive pricing pressures also contributed to the decrease.

Wealth Management

	As at or for the three months ended
(Millions of Canadian dollars, except number of and percentage amounts and as otherwise noted)	October 31 2013	July 31 2013	October 31 2012
Net interest income	$103	$104	$95
Non-interest income
Fee-based revenue	910	890	769
Transactional and other revenue	402	393	397
Total revenue	1,415	1,387	1,261
PCL	42	10	-
Non-interest expense	1,084	1,061	972
Net income before income taxes	289	316	289
Net income	$205	$236	$207

Revenue by business
Canadian Wealth Management	$493	$475	$463
U.S. & International Wealth Management	583	565	509
U.S. & International Wealth Management (US$ millions)	560	545	515
Global Asset Management	339	347	289
Key ratios
ROE	14.6%	16.6%	15.3%
Pre-tax margin (1)	20.4%	22.8%	22.9%
Selected average balance sheet information
Total assets	$22,900	$21,900	$20,200
Loans and acceptances	13,400	12,500	10,300
Deposits	33,200	31,900	29,200
Attributed capital	5,350	5,450	5,150
Other information
Revenue per advisor (000s) (2)	$890	$862	$821
AUA	639,200	615,800	577,800
AUM	387,200	373,100	339,600
Average AUA	628,000	617,000	568,100
Average AUM	381,900	373,600	333,100
Number of advisors (3)	4,366	4,409	4,388

(1)	Pre-tax margin is defined as net income before income taxes divided by total revenue.
(2)	Represents investment advisors and financial consultants of our Canadian and U.S. full-service wealth businesses.
(3)	Represents client-facing advisors across all our wealth management businesses.

Q4 2013 vs. Q4 2012

Net income of $205 million was relatively flat compared to the prior year as higher average fee-based client assets were more than offset by higher PCL and lower transaction volumes.

Total revenue increased $154 million or 12%, mainly due to higher average fee-based client assets, reflecting net sales and capital appreciation, and the favourable impact of a weaker Canadian dollar. These factors were partially offset by lower transaction volumes.

PCL increased $42 million reflecting provisions on a few accounts.

Non-interest expense increased $112 million or 12%, mainly reflecting higher variable compensation driven by higher revenue, increased staff levels and infrastructure investments in support of business growth. The unfavourable impact of a weaker Canadian dollar also contributed to the increase.

Q4 2013 vs. Q3 2013

Net income decreased $31 million or 13% from the prior quarter as higher average fee-based client assets, reflecting capital appreciation and net sales, were more than offset by higher PCL on a few accounts and a higher effective tax rate.

Insurance

	As at or for the three months ended
(Millions of Canadian dollars, except percentage amounts and as otherwise noted)	October 31 2013	July 31 2013	October 31 2012
Non-interest income
Net earned premiums	$926	$941	$914
Investment income (1)	92	(439)	93
Fee income	82	59	91
Total revenue	1,100	561	1,098
Insurance policyholder benefits and claims (1)	764	154	631
Insurance policyholder acquisition expense	114	109	139
Non-interest expense	143	137	134
Net income before income taxes	79	161	194
Net income	$107	$160	$194

Revenue by business line
Canadian Insurance	$611	$24	$616
International Insurance	489	537	482
Key ratios
ROE	31.9%	44.6%	50.7%
Selected average balance sheet information
Total assets	$11,600	$11,900	$11,900
Attributed capital	1,300	1,400	1,500
Other information
Premiums and deposits (2)	$1,266	$1,286	$1,215
Canadian Insurance	605	593	597
International Insurance	661	693	618
Insurance claims and policy benefit liabilities	$8,034	$7,815	$7,921
Fair value changes on investments backing policyholder liabilities (1)	(28)	(553)	(35)
Embedded value (3)	6,302	6,021	5,861
AUM	500	500	300

(1)	Investment income can experience volatility arising from fluctuation in the fair value of Fair Value Through Profit or Loss (FVTPL) assets. The investments which support actuarial liabilities are predominantly fixed income assets designated as FVTPL. Consequently, changes in the fair values of these assets are recorded in investment income in the consolidated statements of income and are largely offset by changes in the fair value of the actuarial liabilities, the impact of which is reflected in insurance policyholder benefits and claims.
(2)	Premiums and deposits include premiums on risk-based insurance and annuity products, and individual and group segregated fund deposits, consistent with insurance industry practices.
(3)	Embedded value is defined as the sum of value of equity held in our Insurance segment and the value of in-force business policies (existing policies). For further details, refer to the Key performance and Non-GAAP measures section of our 2013 Annual Report.

Q4 2013 vs. Q4 2012

Net income of $107 million decreased $87 million or 45% compared to the prior year mainly due to a charge of $160 million ($118 million after-tax) as a result of proposed legislation in Canada, which would affect policyholders’ tax treatment of certain individual life insurance policies. Excluding this charge, net income of $225 million increased $31 million or 16%(4), mainly due to favourable actuarial adjustments and a gain on sale of our Canadian travel agency insurance business. These factors were partially offset by higher net claims costs.

Total revenue was relatively flat as the gain on sale of the Canadian travel agency insurance business and the change in fair value of investments backing our policyholder liabilities were largely offset by lower volumes in our Canadian insurance businesses.

PBCAE increased $108 million or 14%, mainly due to the charge related to proposed legislation in Canada as noted above and higher net claims costs. These factors were partially offset by favourable actuarial adjustments reflecting management actions and assumption changes.

Non-interest expense increased $9 million or 7%, mainly due to the reclassification of certain acquisition expenses from PBCAE and higher costs in support of business growth, partially offset by continued benefits from our ongoing focus on efficiency management activities.

Q4 2013 vs. Q3 2013

Net income of $107 million decreased $53 million or 33% from the prior quarter, mainly due to a charge related to proposed legislation in Canada as noted above. Excluding this charge, net income increased $65 million or 41%(4), mainly due to favourable actuarial adjustments and the gain on sale of our Canadian travel agency insurance business. These factors were partially offset by lower U.K. annuity earnings as the prior quarter included a new contract. Prior quarter results were also unfavourably impacted by higher claims costs including net claims of $14 million ($10 million after-tax) related to severe weather conditions in Alberta and Ontario.

(4)	Results excluding the charge related to proposed legislation in Canada affecting certain individual life insurance policies are non-GAAP measures. For further information about the charge, refer to the Non-GAAP measures section on page 10 of this Earnings Release.

Investor & Treasury Services

	As at or for the three months ended
(Millions of Canadian dollars, except percentage amounts and as otherwise noted)	October 31 2013	July 31 2013	October 31 2012
Net interest income	$165	$169	$172
Non-interest income	281	287	242
Total revenue	446	456	414
Non-interest expense	324	314	316
Net income before income taxes	122	142	98
Net income	$92	$104	$72

Key ratios
ROE	18.0%	19.5%	13.0%
Selected average balance sheet information
Total assets	$82,000	$86,000	$81,400
Deposits	102,800	108,500	107,200
Client deposits	37,400	38,800	31,300
Wholesale funding deposits	65,400	69,700	75,900
Attributed capital	1,950	2,050	2,100
Other information
AUA	3,208,800	3,094,400	2,886,900
Average AUA	3,153,400	3,131,600	2,840,500

Q4 2013 vs. Q4 2012

Net income increased $20 million or 28%, largely due to improved business performance in Investor Services and continued benefits from our ongoing focus on efficiency management activities. These factors were partially offset by lower funding and liquidity revenue.

Total revenue increased $32 million or 8%, mainly reflecting an increase in custodial fees due to higher average fee-based client assets. Higher foreign exchange revenue as a result of increased transaction volumes, and higher revenue on client custodial deposits also contributed to the increase. These factors were partially offset by lower funding and liquidity revenue, largely in Europe, mainly as a result of the unfavourable impact of widening credit spreads.

Non-interest expense increased $8 million or 3%, reflecting the unfavourable impact of a stronger Euro against the Canadian dollar, higher infrastructure costs and the reversal of a U.K. bank levy in the prior year. These factors were mostly offset by the continued benefits from our ongoing focus on efficiency management activities.

Q4 2013 vs. Q3 2013

Net income decreased $12 million or 12%, largely due to lower securities lending as the prior quarter was favourably impacted by seasonally higher securities lending.

Capital Markets

	As at or for the three months ended
(Millions of Canadian dollars, except percentage amounts)	October 31 2013	July 31 2013	October 31 2012
Net interest income (1)	$694	$727	$663
Non-interest income	989	701	893
Total revenue (1)	1,683	1,428	1,556
PCL	11	28	63
Non-interest expense	957	882	916
Net income before income taxes	715	518	577
Net income	$472	$388	$410

Revenue by business
Corporate and Investment Banking	$786	$669	$687
Global Markets	888	752	842
Other	9	7	27

Key ratios
ROE	14.1%	12.7%	12.9%
Selected average balance sheet information
Total assets	$358,500	$372,700	$356,100
Trading securities	98,900	100,700	91,800
Loans and acceptances	57,400	54,800	51,300
Deposits	37,400	36,300	32,000
Attributed capital	12,800	11,650	12,050
Credit information
Gross impaired loans as a % of average net loans and acceptances	0.40%	0.40%	0.76%
PCL on impaired loans as a % of average net loans and acceptances	0.08%	0.20%	0.49%
		For the three months ended
Estimated impact of U.S. dollar, British pound and Euro translation on key income statement items		Q4 2013 vs Q3 2013	Q4 2013 vs Q4 2012
Increase (decrease):
Total revenue (pre-tax)		$15	$84
Non-interest expense (pre-tax)		10	34
Net income		3	34
Percentage change in average US$ equivalent of C$1.00		(0)%	(5)%
Percentage change in average British pound equivalent of C$1.00		(5)%	(4)%
Percentage change in average Euro equivalent of C$1.00		(3)%	(10)%

(1)	The taxable equivalent basis (teb) adjustment for the three months ended October 31, 2013 was $94 million (July 31, 2013 – $95 million, October 31, 2012 – $104 million). See the How we measure and report our business segments section of our 2013 Annual Report for additional information.

Q4 2013 vs. Q4 2012

Net income of $472 million increased $62 million or 15% from the prior year, mainly due to strong growth in our corporate and investment banking businesses primarily from loan syndication in the U.S., the favourable impact of a stronger U.S. dollar, and lower PCL, partially offset by higher litigation provisions and related legal costs.

Total revenue of $1,683 million increased $127 million or 8% from the prior year, largely due to growth in loan syndication and lending activities in the U.S. and higher debt origination reflecting increased mandates. Higher trading revenue also contributed to the increase. These factors were partially offset by lower equity origination activity mainly in Canada and the U.S.

PCL of $11 million decreased $52 million from the prior year, largely reflecting a provision taken in the prior year on a single account.

Non-interest expense of $957 million increased $41 million or 4% from the prior year, largely due to higher litigation provisions and related legal costs. Variable compensation was flat despite improved results, reflecting a lower compensation to revenue ratio.

Q4 2013 vs. Q3 2013

Net income increased $84 million or 22% from the prior quarter, mainly due to strong growth in loan syndication across all geographies and higher debt origination mainly in the U.S. Higher trading revenue also contributed to the increase. These factors were partially offset by higher litigation provisions and related legal costs along with higher variable compensation reflecting improved results, although partially offset by a lower compensation to revenue ratio as noted above.

Corporate Support

	As at or for the three months ended
(Millions of Canadian dollars)	October 31 2013	July 31 2013	October 31 2012
Net interest income (loss) (1)	$(16)	$(52)	$(57)
Non-interest income (loss)	(17)	16	17
Total revenue (1)	(33)	(36)	(40)
PCL	6	3	1
Non-interest expense	32	2	9
Income (recoveries) taxes (1)	(233)	(277)	(44)
Net income (loss) (2)	$162	$236	$(6)

(1)	Teb adjusted.
(2)	Net income reflects income attributable to both shareholders and non-controlling interests (NCI). Net income attributable to NCI for the three months ended October 31, 2013 was $24 million (July 31, 2013 – $22 million; October 31, 2012 – $22 million).

Due to the nature of activities and consolidated adjustments reported in this segment, we believe that a comparative period analysis is not relevant. The following identifies material items affecting the reported results in each period.

Net interest income (loss) and income taxes (recoveries) in each period in Corporate Support include the deduction of the teb adjustments related to the gross-up of income from Canadian taxable corporate dividends recorded in Capital Markets. The amount deducted from net interest income (loss) was offset by an equivalent increase in income taxes (recoveries). The teb amount for the three months ended October 31, 2013 was $94 million as compared to $95 million in the prior quarter and $104 million in the prior year. For further discussion, refer to the How we measure and report our business segments section of our 2013 Annual Report.

In addition to the teb impacts as noted above, the following quarterly discussions identifies the other material items affecting the reported results in each period.

Q4 2013

Net income was $162 million largely reflecting net favourable tax adjustments including a $124 million income tax adjustment related to prior years, and asset/liability management activities.

Q3 2013

Net income was $236 million largely reflecting net favourable tax adjustments including a $90 million income tax adjustment related to the prior year and asset/liability management activities.

Q4 2012

Net loss was $6 million mainly due to net unfavourable tax adjustment and a loss attributed to an equity accounted for investment. These factors were largely offset by asset/liability management activities.

KEY PERFORMANCE AND NON-GAAP MEASURES

Additional information about these and other key performance and non-GAAP measures can be found under the Key performance and Non-GAAP Measures section of our 2013 Annual Report.

Return on Equity

We measure and evaluate the performance of our consolidated operations and each business segment using a number of financial metrics such as net income and return on equity (ROE). We use ROE as a measure of return on the capital invested in our business. The following table provides a summary of our ROE calculations:

	For the three months ended							For the year ended
.	October 31, 2013							October 31, 2013
(Millions of Canadian dollars, except percentage amounts)	Personal & Commercial Banking	Wealth Management	Insurance	Investor & Treasury Services	Capital Markets	Corporate Support	Total	Total
Net income available to common shareholders	$1,059	$198	$105	$89	$454	$129	$2,034	$8,078
Total average common equity	$15,100	$5,350	$1,300	$1,950	$12,800	$6,850	$43,350	$41,650
ROE	27.8%	14.6%	31.9%	18.0%	14.1%	n.m.	18.6%	19.4%

Non-GAAP measures

Given the nature and purpose of our management reporting framework, we use and report certain non-GAAP financial measures, which are not defined, do not have a standardized meaning under GAAP and may not be comparable with similar information disclosed by other financial institutions. We believe these measures provide readers with a better understanding of our performance and should enhance the comparability of our comparative periods.

Our fourth quarter Insurance results were impacted by a charge of $160 million ($118 million after-tax) related to proposed legislation in Canada which would affect policyholders’ tax treatment of certain individual life insurance policies. This charge represents a reduction in the estimated profitability of these policies, and has been reflected in an increase to PBCAE. We believe that excluding this charge from our results is more reflective of our ongoing operating results, will provide readers a better understanding of management’s perspective on our performance, and should enhance the comparability of our comparative periods. For further information, refer to the Key Performance and non-GAAP measures section of our 2013 Annual Report. The following table provides a calculation of our results and measures excluding the charge of $118 million after-tax in Insurance as noted above.

Non-GAAP measures - Insurance

	For the three months ended
	October 31, 2013
(Millions of Canadian dollars)	As reported	Charge related to certain individual life insurance policies	Adjusted
Total revenue	$1,100	$-	$1,100
PBCAE	878	(160)	718
Non-interest expense	143	-	143
Net income before taxes	79	160	239
Net income	$107	$118	$225

Consolidated Balance Sheets

	As at
(Millions of Canadian dollars)	October 31 2013 (1)	July 31 2013(2)	October 31 2012 (1)

Assets
Cash and due from banks	$15,870	$14,083	$12,617

Interest-bearing deposits with banks	9,061	7,376	10,255

Securities
Trading	144,023	137,484	120,783
Available-for-sale	38,695	36,818	40,828
	182,718	174,302	161,611
Assets purchased under reverse repurchase agreements and securities borrowed	117,517	120,184	112,257

Loans
Retail	321,678	318,288	301,185
Wholesale	88,947	85,853	79,056
	410,625	404,141	380,241
Allowance for loan losses	(1,959)	(1,921)	(1,997)
	408,666	402,220	378,244

Investments for account of segregated fund holders	513	463	383

Other
Customers’ liability under acceptances	9,953	10,211	9,385
Derivatives	74,822	77,846	91,293
Premises and equipment, net	2,659	2,679	2,691
Goodwill	8,361	8,234	7,485
Other intangibles	2,796	2,742	2,686
Investments in associates	112	135	125
Prepaid pension benefit cost	1,084	1,099	1,049
Other assets	26,687	29,730	35,019
	126,474	132,676	149,733
Total assets	$860,819	$851,304	$825,100

Liabilities

Deposits
Personal	$194,297	$190,819	$179,502
Business and government	350,640	340,539	312,882
Bank	13,543	14,855	15,835
	558,480	546,213	508,219
Insurance and investment contracts for account of segregated fund holders	513	463	383
Other
Acceptances	9,953	10,211	9,385
Obligations related to securities sold short	47,128	46,473	40,756
Obligations related to assets sold under repurchase agreements and securities loaned	60,416	65,550	64,032
Derivatives	76,745	80,378	96,761
Insurance claims and policy benefit liabilities	8,034	7,815	7,921
Accrued pension and other post-employment benefit expense	1,759	1,806	1,729
Other liabilities	39,113	35,205	41,371
	243,148	247,438	261,955
Subordinated debentures	7,443	7,392	7,615
Trust capital securities	900	828	900
Total liabilities	$810,484	$802,334	$779,072

Equity attributable to shareholders
Preferred shares	4,600	4,600	4,813
Common shares (shares issued - 1,441,055,616, 1,440,177,840 and 1,445,302,600)	14,377	14,333	14,323
Treasury shares - preferred (shares held - (46,641), 17,021 and (41,632))	1	(1)	1
- common (shares held - (666,366), 107,308 and (543,276))	41	(10)	30
Retained earnings	28,314	27,251	24,270
Other components of equity	1,207	1,040	830
	48,540	47,213	44,267
Non-controlling interests	1,795	1,757	1,761
Total equity	50,335	48,970	46,028
Total liabilities and equity	$860,819	$851,304	$825,100

(1)	Derived from audited financial statements.
(2)	Derived from unaudited financial statements.

Consolidated Statements of Income

	For the three-months ended			For the year ended
(Millions of Canadian dollars, except per share amounts)	October 31 2013 (1)	July 31 2013 (1)	October 31 2012 (1)	October 31 2013 (2)	October 31 2012 (2)

Interest income
Loans	$4,173	$4,135	$4,026	$16,357	$15,972
Securities	982	949	913	3,779	3,874
Assets purchased under reverse repurchase agreements and securities borrowed	222	233	249	941	945
Deposits with banks	13	33	14	73	61

	5,390	5,350	5,202	21,150	20,852

Interest expense
Deposits	1,432	1,401	1,468	5,642	6,017
Other liabilities	535	476	475	1,921	1,977
Subordinated debentures	73	80	84	336	360
	2,040	1,957	2,027	7,899	8,354
Net interest income	3,350	3,393	3,175	13,251	12,498

Non-interest income
Insurance premiums, investment and fee income	1,083	561	1,098	3,911	4,897
Trading revenue	260	100	258	867	1,298
Investment management and custodial fees	663	637	566	2,514	2,074
Mutual fund revenue	672	669	569	2,557	2,088
Securities brokerage commissions	334	346	330	1,337	1,213
Service charges	368	361	362	1,437	1,376
Underwriting and other advisory fees	394	305	375	1,569	1,434
Foreign exchange revenue, other than trading	187	200	203	748	655
Card service revenue	230	251	234	967	920
Credit fees	320	240	220	1,092	848
Net gain on available-for-sale securities	51	27	80	188	120
Share of (loss) profit in associates	(1)	(1)	(1)	6	24
Other	59	129	49	423	327
Non-interest income	4,620	3,825	4,343	17,616	17,274
Total revenue	7,970	7,218	7,518	30,867	29,772
Provision for credit losses	335	267	362	1,239	1,301
Insurance policyholder benefits, claims and acquisition expense	878	263	770	2,784	3,621

Non-interest expense
Human resources	2,521	2,486	2,332	10,190	9,287
Equipment	302	290	275	1,135	1,020
Occupancy	327	308	306	1,246	1,170
Communications	213	189	209	742	764
Professional fees	222	189	216	753	695
Outsourced item processing	60	61	55	250	254
Amortization of other intangibles	147	145	142	566	528
Impairment of goodwill and other intangibles	10	-	-	10	168
Other	362	333	338	1,335	1,274
	4,164	4,001	3,873	16,227	15,160

Income before income taxes from continuing operations	2,593	2,687	2,513	10,617	9,690
Income taxes	474	383	602	2,188	2,100

Net income from continuing operations	2,119	2,304	1,911	8,429	7,590
Net loss from discontinued operations	-	-	-	-	(51)
Net income	$2,119	$2,304	$1,911	$8,429	$7,539

Net income attributable to:
Shareholders	$2,095	$2,279	$1,888	$8,331	$7,442
Non-controlling interests	24	25	23	98	97
	$2,119	$2,304	$1,911	$8,429	$7,539

Basic earnings per share (in dollars)	$1.41	$1.54	$1.26	$5.60	$4.98
Basic earnings per share from continuing operations (in dollars)	1.41	1.54	1.26	5.60	5.01
Basic loss per share from discontinued operations (in dollars)	-	-	-	-	(0.03)
Diluted earnings per share (in dollars)	1.40	1.52	1.25	5.54	4.93
Diluted earnings per share from continuing operations (in dollars)	1.40	1.52	1.25	5.54	4.96
Diluted loss per share from discontinued operations (in dollars)	-	-	-	-	(0.03)
Dividends per common share (in dollars)	0.67	0.63	0.60	2.53	2.28

(1)	Derived from unaudited financial statements.
(2)	Derived from audited financial statements.

Consolidated Statements of Comprehensive Income
	For the three-months ended			For the year ended
(Millions of Canadian dollars)	October 31 2013 (1)	July 31 2013 (1)	October 31 2012 (1)	October 31 2013 (2)	October 31 2012 (2)
Net income	$2,119	$2,304	$1,911	$8,429	$7,539
Other comprehensive income (loss), net of taxes
Net change in unrealized gains (losses) on available-for-sale securities
Net unrealized gains (losses) on available-for-sale securities	83	(172)	83	15	193
Reclassification of net (gains) on available-for-sale securities to income	(7)	(7)	(32)	(87)	(33)
	76	(179)	51	(72)	160
Foreign currency translation adjustments
Unrealized foreign currency translation gains	729	554	144	1,402	113
Net foreign currency translation (losses) from hedging activities	(496)	(358)	(89)	(912)	-
Reclassification of losses on foreign currency translation to income	-	-	-	-	11
	233	196	55	490	124
Net change in cash flow hedges
Net (losses) gains on derivatives designated as cash flow hedges	(140)	178	(20)	(11)	32
Reclassification of (gains) losses on derivatives designated as cash flow hedges to income	(2)	(8)	(11)	(30)	25
	(142)	170	(31)	(41)	57
Total other comprehensive income, net of taxes	167	187	75	377	341
Total comprehensive income	$2,286	$2,491	$1,986	$8,806	$7,880
Total comprehensive income attributable to:
Shareholders	$2,262	$2,466	$1,963	$8,708	$7,782
Non-controlling interests	24	25	23	98	98
	$2,286	$2,491	$1,986	$8,806	$7,880

(1)	Derived from unaudited financial statements.
(2)	Derived from audited financial statements.

Consolidated Statements of Changes in Equity

						Other components of equity
(Millions of Canadian dollars)	Preferred shares	Common shares	Treasury shares - preferred	Treasury shares - common	Retained earnings	Available- for-sale securities	Foreign currency translation	Cash flow hedges	Total other components of equity	Equity attributable to shareholders	Non- controlling interests	Total equity
Balance at November 1, 2010 (1)	$4,813	$13,378	$(2)	$(81)	$17,287	$277	$(20)	$(271)	$(14)	$35,381	$2,094	$37,475
Changes in equity
Issues of share capital	-	632	-	-	-	-	-	-	-	632	-	632
Sales of treasury shares	-	-	97	6,074	-	-	-	-	-	6,171	-	6,171
Purchases of treasury shares	-	-	(95)	(5,985)	-	-	-	-	-	(6,080)	(324)	(6,404)
Share-based compensation awards	-	-	-	-	(33)	-	-	-	-	(33)	-	(33)
Dividends on common shares	-	-	-	-	(2,979)	-	-	-	-	(2,979)	-	(2,979)
Dividends on preferred shares and other	-	-	-	-	(258)	-	-	-	-	(258)	(93)	(351)
Other	-	-	-	-	21	-	-	-	-	21	(14)	7
Net income	-	-	-	-	6,343	-	-	-	-	6,343	101	6,444
Total other comprehensive income	-	-	-	-	-	(18)	91	431	504	504	(3)	501
Balance at October 31, 2011 (1)	$4,813	$14,010	$-	$8	$20,381	$259	$71	$160	$490	$39,702	$1,761	$41,463
Changes in equity
Issues of share capital	-	313	-	-	-	-	-	-	-	313	-	313
Sales of treasury shares	-	-	98	5,186	-	-	-	-	-	5,284	-	5,284
Purchases of treasury shares	-	-	(97)	(5,164)	-	-	-	-	-	(5,261)	-	(5,261)
Share-based compensation awards	-	-	-	-	(9)	-	-	-	-	(9)	-	(9)
Dividends on common shares	-	-	-	-	(3,291)	-	-	-	-	(3,291)	-	(3,291)
Dividends on preferred shares and other	-	-	-	-	(258)	-	-	-	-	(258)	(92)	(350)
Other	-	-	-	-	5	-	-	-	-	5	(6)	(1)
Net income	-	-	-	-	7,442	-	-	-	-	7,442	97	7,539
Total other comprehensive income	-	-	-	-	-	160	124	56	340	340	1	341
Balance at October 31, 2012 (1)	$4,813	$14,323	$1	$30	$24,270	$419	$195	$216	$830	$44,267	$1,761	$46,028
Changes in equity
Issues of share capital	-	121	-	-	-	-	-	-	-	121	-	121
Common shares purchased for cancellation	-	(67)	-	-	(341)	-	-	-	-	(408)	-	(408)
Preferred shares redeemed	(213)	-	-	-	(9)	-	-	-	-	(222)	-	(222)
Sales of treasury shares	-	-	127	4,453	-	-	-	-	-	4,580	-	4,580
Purchases of treasury shares	-	-	(127)	(4,442)	-	-	-	-	-	(4,569)	-	(4,569)
Share-based compensation awards	-	-	-	-	(7)	-	-	-	-	(7)	-	(7)
Dividends on common shares	-	-	-	-	(3,651)	-	-	-	-	(3,651)	-	(3,651)
Dividends on preferred shares and other	-	-	-	-	(253)	-	-	-	-	(253)	(94)	(347)
Other	-	-	-	-	(26)	-	-	-	-	(26)	30	4
Net income	-	-	-	-	8,331	-	-	-	-	8,331	98	8,429
Total other comprehensive income	-	-	-	-	-	(72)	490	(41)	377	377	-	377
Balance at October 31, 2013	$4,600	$14,377	$1	$41	$28,314	$347	$685	$175	$1,207	$48,540	$1,795	$50,335

(1)	Derived from audited financial statements.

CAUTION REGARDING FORWARD-LOOKING STATEMENTS

From time to time, we make written or oral forward-looking statements within the meaning of certain securities laws, including the “safe harbour” provisions of the United States Private Securities Litigation Reform Act of 1995 and any applicable Canadian securities legislation. We may make forward-looking statements in this Q4 2013 Earnings Release, in other filings with Canadian regulators or the United States (U.S.) Securities and Exchange Commission (SEC), in reports to shareholders and in other communications. Forward-looking statements in this document include, but are not limited to, statements relating to our future business growth, earnings and value, our financial performance objectives, vision and strategic goals, and include our President and Chief Executive Officer’s statements. The forward-looking information contained in this document is presented for the purpose of assisting the holders of our securities and financial analysts in understanding our financial position and results of operations as at and for the periods ended on the dates presented and our financial performance objectives, vision and strategic goals, and may not be appropriate for other purposes. Forward-looking statements are typically identified by words such as “believe”, “expect”, “foresee”, “forecast”, “anticipate”, “intend”, “estimate”, “goal”, “plan” and “project” and similar expressions of future or conditional verbs such as “will”, “may”, “should”, “could” or “would”.

By their very nature, forward-looking statements require us to make assumptions and are subject to inherent risks and uncertainties, which give rise to the possibility that our predictions, forecasts, projections, expectations or conclusions will not prove to be accurate, that our assumptions may not be correct and that our financial performance objectives, vision and strategic goals will not be achieved. We caution readers not to place undue reliance on these statements as a number of risk factors could cause our actual results to differ materially from the expectations expressed in such forward-looking statements. These factors – many of which are beyond our control and the effects of which can be difficult to predict – include: credit, market, liquidity and funding, insurance, regulatory compliance, operational, strategic, reputation and competitive risks and other risks discussed in the Risk management and Overview of other risks sections of our 2013 Annual Report; the impact of regulatory reforms, including relating to the Basel Committee on Banking Supervision’s (BCBS) global standards for capital and liquidity reform, the Dodd-FrankWall Street Reform and Consumer Protection Act and the regulations issued and to be issued thereunder, over-the-counter derivatives reform, the payments system in Canada, the U.S. Foreign Account Tax Compliance Act (FATCA), and regulatory reforms in the United Kingdom (U.K.) and Europe; the high levels of Canadian household debt; cybersecurity; the business and economic conditions in Canada, the U.S. and certain other countries in which we operate; the effects of changes in government fiscal, monetary and other policies; our ability to attract and retain employees; the accuracy and completeness of information concerning our clients and counterparties; the development and integration of our distribution networks; model, information technology and social media risk; and the impact of environmental issues.

We caution that the foregoing list of risk factors is not exhaustive and other factors could also adversely affect our results. When relying on our forward-looking statements to make decisions with respect to us, investors and others should carefully consider the foregoing factors and other uncertainties and potential events. Material economic assumptions underlying the forward looking statements contained in this Q4 2013 Earnings Release are set out in the Overview and outlook section and for each business segment under the heading Outlook and priorities in our 2013 Annual Report. Except as required by law, we do not undertake to update any forward-looking statement, whether written or oral, that may be made from time to time by us or on our behalf.

Additional information about these and other factors can be found in the Risk management and Overview of other risks sections of our 2013 Annual Report.

Information contained in or otherwise accessible through the websites mentioned does not form part of this earnings release. All references in this earnings release to websites are inactive textual references and are for your information only.

ACCESS TO QUARTERLY RESULTS MATERIALS

Interested investors, the media and others may review this Q4 2013 Earnings Release, quarterly results slides, Supplementary Financial Information and our 2013 Annual Report, 2013 Annual Information Form (AIF) and Annual Report on Form 40-F (Form 40-F) on our website at rbc.com/investorrelations. Shareholders may request a hard copy of our 2013 Annual Report, AIF and Form 40-F free of charge by contacting Investor Relations at (416) 955-7802. Our Form 40-F will be filed with the SEC.

Quarterly conference call and webcast presentation

Our quarterly conference call is scheduled for Thursday, December 5th, 2013 at 8:30 a.m. (EST) and will feature a presentation about our fourth quarter and 2013 results by RBC executives. It will be followed by a question and answer period with analysts.

Interested parties can access the call live on a listen-only basis at: www.rbc.com/investorrelations/ir_events_presentations.html or by telephone (416-340-2217 or 1-866-696-5910, passcode 2674741#). Please call between 8:20 a.m. and 8:25 a.m. (EST).

Management’s comments on results will be posted on our website shortly following the call. Also, a recording will be available by 5:00 p.m. (EST) on December 5, 2013 until February 25, 2014 at: www.rbc.com/investorrelations/ir_quarterly.html or by telephone (905-694-9451 or 1-800-408-3053, passcode 1444237#).

Media Relations Contacts

Tanis Feasby, Director, Financial Communications, tanis.feasby@rbc.com, 416-955-5172 or 1-888-880-2173 (toll-free outside Toronto) Sandra Nunes, Senior Manager, Financial Communications, sandra.nunes@rbc.com, 416-974-1794 or 1-888-880-2173 (toll-free outside Toronto)

Investor Relations Contacts

Karen McCarthy, Director, Investor Relations, karen.mccarthy@rbc.com, 416-955-7809

Lynda Gauthier, Director, Investor Relations, lynda.gauthier@rbc.com, 416-955-7808

Robert Colangelo, Associate Director, Investor Relations, robert.colangelo@rbc.com, 416-955-2049

ABOUT RBC

Royal Bank of Canada is Canada’s largest bank as measured by assets and market capitalization, and is among the largest banks in the world, based on market capitalization. We are one of North America’s leading diversified financial services companies, and provide personal and commercial banking, wealth management services, insurance, investor services and capital markets products and services on a global basis. We employ approximately 79,000 full- and part-time employees who serve more than 15 million personal, business, public sector and institutional clients through offices in Canada, the U.S. and 44 other countries. For more information, please visit rbc.com.

[Trademarks used in this Earnings Release include the LION & GLOBE Symbol, ROYAL BANK OF CANADA and RBC which are trademarks of Royal Bank of Canada used by Royal Bank of Canada and/or by its subsidiaries under license. All other trademarks mentioned in this Earnings Release, which are not the property of Royal Bank of Canada, are owned by their respective holders.]